Exhibit 99

PRESS RELEASE

Rostelecom Reports Consolidated
half Year 2009 operating and financial results under IFRS

Moscow – November 9, 2009:  Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national telecommunications operator, today announced its unaudited consolidated financial results for the first six months of 2009 in accordance with International Financial Reporting Standards (IFRS):

Highlights

•                  Consolidated revenue for the fist half of 2009 increased by 4.4% year on year to RUB 32,8 billion;

•                  Revenue from data transmission and intelligent network services (INS), resulting from the Company’s business diversification initiatives, more than doubled year on year to RUB 4,7 billion and accounted for 14% of Rostelecom’s consolidated revenue;

•                  First half 2009 OIBDA(1) decreased by 26.9% year on year to RUB 5,7 billion, representing an OIBDA margin of 17.5%;

•                  First half 2009 net profit amounted to RUB 1,4 billion representing a year-on-year decrease of 85.4%.

In the first half of 2009, Rostelecom and its subsidiaries (“the Company”) delivered financial and operating results as follows:

Revenue and Positioning in Major Markets

Rostelecom’s consolidated revenue for the first half of 2009 increased by 4.4% year on year amounting to RUB 32,774.0 million.

Revenue from data and intelligent network services more than doubled year on year and accounted for 14.2% of the Company’s consolidated revenue. Data transmission services as a standalone (mainly Internet access services for operators (“wholesale Internet”) and corporate clients as well as VPN services) saw a substantial threefold increase year on year to RUB 4,134.0 million, including the consolidation of RTComm.RU. Revenue from intelligent network services (INS) in the first half of 2009 amounted to RUB 522.0 million representing a year-on-year decrease of 20.1%.

Revenue from leased-line services in the accounting period decreased by 4.0% year on year to RUB 3,797.0 million – mainly due to the fact that Russian mobile and inter-regional operators are nearing completion in the construction of their own networks.

Overall, the Company’s first half 2009 revenue from new and value-added services, including data services, INS, leased lines and customer equipment services, among others, grew by 29.0% year on year to RUB 10,466.0 million, accounting for 32% of the Company’s consolidated revenue. Traditional voice

(1)OIBDA is a non-U.S. GAAP and non-IFRS financial measure, which the Company defines as operating income before depreciation, amortization, loss from impairment of PP&E, goodwill and other intangible assets as well as loss on disposal of PP&E. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt.  OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP or IFRS.

domestic and international long-distance (DLD/ILD) services accounted for the remaining 68% of the Company’s consolidated revenue, compared to 74% of the total in the first half of 2008.

In the traditional voice telecom segments there were several key trends that impacted Rostelecom during the first half of 2009.

Incoming ILD traffic terminated in Russia decreased by 3.5% year on year for the period while transit traffic from international operators saw a substantial increase of 66.4%. In total, incoming ILD traffic amounted to 1,728.1 million minutes representing a year-on-year increase of 12.0%. Revenue from international operators for incoming ILD telephone traffic transit and termination rose 21.7% year on year to RUB 3,364.0 million.

Domestic long-distance (DLD) traffic dropped by 5.0% year on year to 4,758.3 million minutes, while first half 2009 DLD revenues decreased by 9.8% to RUB 13,253.0 million.

Outgoing international long-distance (ILD) traffic decreased by 7.9% year on year totaling 862.7 million minutes. Revenue from ILD services to Russian end-customers and operators amounted to RUB 5,691.0 million, a decrease of 2.4% year on year.

The decrease in DLD and OILD traffic and revenue is primarily attributable to the global macroeconomic environment, the growing competition in the long-distance market as well as the continued migration of long-distance end-customer traffic from fixed-line to mobile networks. In addition, in order to provide clients (end-customers, residential & corporate, and Russian operators) with competitive tariffs the Company follows a flexible pricing policy which also impacted the DLD and outgoing ILD revenues.

Operating Expenses, OIBDA, Operating profit

Total operating expenses for the first half of 2009 amounted to RUB 30,797.0 million, representing an increase of 13.4% year on year.  This was primarily attributable to the increase in payments to international operators and the consolidation of RTComm.RU.

Payments made to international operators increased by 38.7% year on year to RUB 4,966.0 million as a result of the Russian rouble devaluation and growth in international transit traffic. Payments to Russian operators rose by 4.3% to 12,496.0 million.  This increase was mainly due to the consolidation of RTComm.RU, as payments to Russian operators made by OJSC Rostelecom as a standalone decreased.

Staff costs for the first half of 2009 totaled RUB 5,405.0 million, representing an increase of 21.5% year on year. This was primarily a result of the consolidation of RTComm.RU’s results and an increase in the salary budget.  It should be noted that the Company’s salary inflation indexing policy dating back to April 2008 yielded higher salaries in the first quarter 2009 compared to the first quarter of 2008.

In line with the Company’s business optimization initiatives and the streamlining of the organizational structure, the overall headcount for OJSC Rostelecom and its subsidiaries was reduced by 1.6% year on year to 21,992 employees as of June 30, 2009. With respect to OJSC Rostelecom as a standalone, the reduction was 3.1%, with a headcount as of June 30, 2009 20,600 employees.

In the first half of 2009, OIBDA dropped by 26.9% year on year to RUB 5,735.0 million representing an OIBDA margin of 17.5%.

Depreciation charges for the first half of 2009 amounted to RUB 3,786.0 million – a year-on-year increase of 3.2%.

As a result of the growth in operating expenses, which exceeded the increase in revenue by 2.6 times (in rouble terms), the Company’s first half 2009 operating profit decreased by 53.3% year on year to RUB 1,977.0 million, with an operating margin of 6.0%.

Other Income/Loss

Other loss for the first half of 2009 amounted to RUB 50.0 million compared to other income of RUB 9,030.0 million in the same period a year ago. This difference is attributable to the significant additional income realized following the sale of investments in the first half of 2008.

In February 2008, OJSC Rostelecom sold its stake in Golden Telecom, Inc. and the profit from this transaction before tax amounted to RUB 8,666.0 million.

Consolidation

First half 2009 consolidated financial statements include the results of operations of OJSC Rostelecom and its subsidiaries: GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, RTComm.RU and its subsidiaries, Westelcom, among others.

Net profit

In the first half of 2009 Rostelecom’s consolidated net profit decreased by 85.4% and totaled RUB 1,431.0 million. Net margin amounted to 4.4%.

Rostelecom will host its half year 2009 results conference call on November 9, 2009 beginning at 9.30 AM (Eastern US) / 2.30 PM (London) / 5.30 PM (Moscow).  A listen-only webcast of the call will be available both live, and for replay purposes, on the Investor Center page of Rostelecom’s website at www.rt.ru/en/icenter.

Appendices:

1.              Financial highlights: first half 2009 versus first half 2008 in RUB;

2.              Traffic and revenue figures for the first half of 2009 versus the first half of 2008;

3.              Condensed consolidated interim statement of comprehensive income for the six months ended June 30, 2009 and June 30, 2008 in RUB;

4.               Condensed consolidated interim statement of financial position as of June 30, 2009 and December 31, 2008 in RUB.

Appendix I

Financial highlights: First half 2009 versus first half 2008 in RUB

RUR million	6mo 2009	6mo 2008	% change, y-o-y
Revenue	32,774	31,399	4.4%
Operating expenses, incl.	30,797	27,162	13.4%
Depreciation	3,786	3,670	3.2%
Gain on disposal of property, plant and equipment	28	61	-54.1%
OIBDA	5,735	7,846	-26.9%
OIBDA margin, %	17.5%	25.0%	n/a
Operating income	1,977	4,237	-53.3%
Operating margin, %	6.0%	13.5%	n/a
Net profit	1,431	9,827	-85.4%
Net margin, %	4.4%	31.3%	n/a
Total comprehensive income	1,548	3,546	-56.3%

Appendix II

Traffic and revenue figures for the first half of 2009 versus the first half of 2008

	H1 2009	H1 2008		% change, y-o-y
DLD traffic
Traffic, mln min	4,758.3	5,006.6	(1)	-5.0%
Revenue, RUB mln	13,253.0	14,693.0		-9.8%
Outgoing ILD traffic
Traffic, mln min	862.7	936.3		-7.9%
Revenue, RUB mln	5,691.0	5,829.0		-2.4%
International operators
Traffic, mln min	1,728.1	1,543.6		12.0%
Revenue, RUB mln	3,364.0	2,765.0		21.7%
Leased line services
Revenue, RUB mln	3,797.0	3,955.0		-4.0%
Data transmission services
Revenue, RUB mln	4,134.0	1,435.0		by a factor of 2.9
Other
Revenue, RUB mln, incl.	2,535.0	2,722.0		-6.9%
Intelligent network services (INS)	522.0	653.0		-20.1%
Customer equipment servicing	727.0	627.0		15.9%

(1) This press-release contains verified domestic long-distance (DLD) traffic data for the first half of 2008.

Appendix III

Condensed consolidated interim statement of comprehensive income for the six months ended June 30, 2009 and June 30, 2008 in RUB

RUB million	6mo 2009	6mo 2008	% change, y-o-y
Revenue from Telephone traffic transmission:	22,308.0	23,287.0	-4.2%
DLD	13,253.0	14,693.0	-9.8%
Outgoing ILD	5,691.0	5,829.0	-2.4%
Incoming ILD (termination and transit)	3,364.0	2,765.0	21.7%
Revenue from Leased line services	3,797.0	3,955.0	-4.0%
Revenue from Data transmission services	4,134.0	1,435.0	188.1%
Other revenue	2,535.0	2,722.0	-6.9%
Total revenue	32,774.0	31,399.0	4.4%
Payments to Russian operators	(12,496.0)	(11,979.0)	4.3%
Payments to international operators	(4,966.0)	(3,581.0)	38.7%
Wages, salaries, etc.	(5,405.0)	(4,449.0)	21.5%
Taxes other than on income	(318.0)	(297.0)	7.1%
Bad debt (expense) / recovery	(55.0)	118.0	n.a.
Other operating expenses	(3,799.0)	(3,365.0)	12.9%
Total operating expenses before depreciation and gain on disposal of PP&E	(27,039.0)	(23,553.0)	14.8%
OIBDA	5,735.0	7,846.0	-26.9%
OIBDA margin, %	17.5%	25.0%	n.a.
Depreciation	(3,786.0)	(3,670.0)	3.2%
Gain on disposal of property, plant and equipment	28.0	61.0	-54.1%
Total operating expenses	(30,797.0)	(27,162.0)	13.4%
Operating profit	1,977.0	4,237.0	-53.3%
Operating margin, %	6.0%	13.5%	n.a.
Loss from associates	(5.0)	(22.0)	-77.3%

Other (loss) / income, incl.	(50.0)	9,030.0	n.a.
Interest expense	(121.0)	(115.0)	5.2%
Interest income	737.0	876.0	-15.9%
(Loss) / gain on sale of investments	(82.0)	8,666.0	n.a.
Foreign exchange loss, net	(619.0)	(409.0)	51.3%
Other non-operating income, net	35.0	12.0	191.7%

Income before tax	1,922.0	13,245.0	-85.5%
Current tax charge	(574.0)	(3,392.0)	-83.1%
Deferred tax benefit / (charge)	83.0	(26.0)	n.a.
Income tax expense	(491.0)	(3,418.0)	-85.6%

Net income, attributable to:	1,431.0	9,827.0	-85.4%
Equity holders of the parent	1,638.0	9,826.0	-83.3%
Non-controlling interests	(207.0)	1.0	n.a.
Net margin, %	4.4%	31.3%	n.a.
Other comprehensive income, net of tax, incl.	117.0	(6,281.0)	n.a.
Valuation gain on available-for-sale investments	146.0	205.0	-28.8%
Valuation gain on available-for-sale investments transferred to profit on sale	—	(8,664.0)	n.a.
Income tax relating to the components of other comprehensive income	(29.0)	2,178.0	n.a.
Total comprehensive income	1,548.0	3,546.0	-56.3%

Appendix IV

Condensed consolidated interim statement of financial position as of June 30, 2009 and December 31, 2008 in RUB

RUB million	Jun. 30, 2009	Dec. 31, 2008	% change, y-o-y
ASSETS
Non-current Assets, incl.	42,687	43,982	-2.9%
Property, plant and equipment	37,648	39,586	-4.9%
Current Assets, incl.	35,404	32,721	8.2%
Accounts receivable, net	10,702	10,133	5.6%
Short-term investments	10,009	8,762	14.2%
Cash and cash equivalents	12,816	11,992	6.9%
Total Assets	78,091	76,703	1.8%

EQUITY AND LIABILITIES
Shareholders’ equity, incl.	58,851	59,425	-1.0%
Non-controlling interests	-167	40	n.a.
Current liabilities, incl.	17,025	14,867	14.5%
Current portion of long-term borrowings	2,561	2,522	1.5%
Non-current liabilities, incl.	2,215	2,411	-8.1%
Long-term borrowings - net of current portion	63	117	-46.2%
Deferred tax liabilities	1,536	1,590	-3.4%
Total Liabilities	19,240	17,278	11.4%
Total Equity and Liabilities	78,091	76,703	1.8%

Net debt(1)	-20,201	-18,115	11.5%

(1)  Net debt is calculated as the sum of long-term loans and short-term borrowings minus cash and cash equivalents and short-term investments.

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR & IR Department

Tel.: + 7 499 973 9920

Fax: + 7 499 972 8222

e-mail: rostelecom@rostelecom.ru